# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: COSCIENS BIOPHARMA INC., CIK 0001113423
CUSIP: 22112H101
Title of class of securities: Common stock, no par value
Address of issuer's principal executive offices: C/O NORTON ROSE FULBRIGHT CANADA LLP, 222 BAY STREET, SUITE 3000, PO BOX 53, TORONTO, Ontario Canada (A6), M5K 1E7
Date of event which requires filing of this statement: 05/30/2025
Amends the filing with accession number 0001493152-24-035256
Filed by CIK 0001297339
Persons authorized to receive notices and communications: Peter Puccetti, Goodwood Inc., 132 Trafalgar Road, Oakville, Ontario Canada (A6), L6J 3G5, (416) 203-2022

## Reporting persons
- Goodwood Fund: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 257,257; sole dispositive power 0; shared dispositive power 257,257; aggregate amount beneficially owned 257,257 (8.2% of the class)
- Goodwood Inc. (CIK 0001297339): type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 257,257; sole dispositive power 0; shared dispositive power 257,257; aggregate amount beneficially owned 257,257 (8.2% of the class)
- Peter Puccetti: type of reporting person: individual (IN); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 257,257; sole dispositive power 0; shared dispositive power 257,257; aggregate amount beneficially owned 257,257 (8.2% of the class)
- Puccetti Funds Management Inc.: type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 257,257; sole dispositive power 0; shared dispositive power 257,257; aggregate amount beneficially owned 257,257 (8.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, no par value
Name of issuer: COSCIENS BIOPHARMA INC.
Address of issuer's principal executive offices: C/O NORTON ROSE FULBRIGHT CANADA LLP, 222 BAY STREET, SUITE 3000, PO BOX 53, TORONTO, Ontario Canada (A6), M5K 1E7

## Item 2. Identity and Background
Name of person filing: (i) Goodwood Fund, a mutual trust established under the laws of the Province of Ontario, with respect to the shares of the Common Stock (the "Shares") directly owned by the Goodwood Fund; (ii) Goodwood Inc., an Ontario corporation, as the investment manager of Goodwood Fund, with respect to the Shares directly owned by the Goodwood Fund; (iii) Peter Puccetti, as the Chairman, Chief Investment Officer and control person of Goodwood Inc..; and (iv) Puccetti Funds Management Inc., an Ontario corporation, as a controlling shareholder of Goodwood Inc., with respect to Shares directly owned by Puccetti Funds Management Inc. Puccetti Funds Management Inc. is owned by Peter Puccetti. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D/A.
Residence or business address: The principal business address of each of the Reporting Persons is 132 Trafalgar Road, Oakville, Ontario L6J 3G5.
Present principal occupation or employment: The principal business of Goodwood Fund is maximizing the total return of its investments through the purchase and sale of exchange listed and/or over-the-counter quoted securities. The majority of the Goodwood Fund's activities involve the purchase and sale of common stock, primarily of North American issuers. The principal business of Goodwood Inc. is serving as the investment manager of the Goodwood Fund and other investment funds and managed accounts. The principal occupation of Mr. Puccetti is serving as the Chairman and Chief Investment Officer of Goodwood Inc. The principal business of Puccetti Funds Management Inc. is to hold Mr. Puccetti's interest in Goodwood Inc.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to as civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Goodwood Fund, Goodwood Inc. and Puccetti Funds Management Inc. is organized under the laws of Ontario. Mr. Puccetti is a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares reported herein were purchased with working capital of Goodwood Fund and Puccetti Funds Management Inc (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. An aggregate of approximately $1,624,784, including brokerage commissions, was used to acquire the Shares reported herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of Item 4: On May 30, 2025, the Company entered into a resolution agreement (the "Resolution Agreement") with Goodwood Inc., Goodwood Fund and Puccetti Funds Management Inc. (collectively, "Goodwood") to resolve matters relating to the 2025 annual and special meeting of the Company' shareholders that had been scheduled to be held on June 26, 2025 (the "2025 Annual Meeting"). Pursuant to the Resolution Agreement, the Company implemented a consensual reconstitution of its board of directors, which resulted in the Company's board of directors being reconstituted, on May 30, 2025, to comprise the following six directors: Anthony J. Giovinazzo, Ulrich Kosciessa, Ronald W. Miller, Peter H. Puccetti, Robert A. Seager and David Spear (the "Reconstituted Board"). To facilitate the timely dissemination of the Company' management information circular for the 2025 Annual Meeting, the meeting date was postponed until June 30, 2025. At the 2025 Annual Meeting, the Company will nominate for re-election as directors the six individuals who are now serving on the Reconstituted Board (and no other nominees). Goodwood has agreed that it will vote all of the 257,257 common shares of the Company, or approximately 8.2% of the Company' outstanding common shares, beneficially owned, or controlled or directed, directly or indirectly, by Goodwood in favor of the re-election of these six directors at the 2025 Annual Meeting.

The Reconstituted Board is committed to ensuring that the Company benefits from strong corporate governance and effective board oversight and doing what is in the best interests of the Company and all of its shareholders. As part of that, the Reconstituted Board intends to actively review the Company' prospects and opportunities, and to take the actions necessary to best position the Company to create value for shareholders. Mr. Puccetti has been appointed as Chair of the Reconstituted Board. The Audit Committee now consists of Mr. Spear (Committee Chair), Mr. Kosciessa and Mr. Puccetti. The Human Resources, Nominating and Governance Committee now consists of Mr. Seager (Committee Chair), Mr. Miller and Mr. Giovinazzo.

The foregoing description of the Resolution Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 99.1, and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each Reporting Person. The aggregate percentage of Shares reported to be beneficially owned by each Reporting Person is based upon 3,146,216 Shares outstanding as of March 31, 2025, as reported in the Issuer's Report on Form 6-K, filed with the Securities and Exchange Commission on May 13, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions in the Shares effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule A and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby amended and supplemented as follows: Item 4 of the Schedule 13D is hereby incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Resolution Agreement dated as of May 30, 2025

## Signatures
- Goodwood Fund: /s/ Peter Puccetti, Peter Puccetti, Chairman & Chief Investment Officer (06/10/2025)
- Goodwood Inc.: /s/ Peter Puccetti, Peter Puccetti, Chairman & Chief Investment Officer (06/10/2025)
- Peter Puccetti: /s/ Peter Puccetti, Peter Puccetti (06/10/2025)
- Puccetti Funds Management Inc.: /s/ Peter Puccetti, Peter Puccetti, President (06/10/2025)